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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                                                               SEC File Number
                                                                   0-8777
                         NOTIFICATION OF LATE FILING
                                                               CUSIP NUMBER

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ]
             Form N-SAR

For Period Ended:  January 1, 1995

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                         PART I. REGISTRANT INFORMATION

Full Name of Registrant:   Color Tile, Inc.

Former Name if applicable:          N/A

Address of principal executive officer (street and number):   515 Houston Street

City, State and Zip Code:  Fort Worth, Texas 76102

                        PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the


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         prescribed  due date;  or the subject  quarterly  report of  transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached ifapplicable.

                              PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         During the fourth quarter of the Company's 1994 fiscal year, the Company encountered unanticipated difficulties in completing the conversion that had commenced earlier in the fiscal year of its computer systems hardware platform and related accounting software systems. These difficulties delayed the Company's ability to finalize its fiscal year-end closing by several weeks.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Alan J. Bethscheider, Esq.     817               870-9632
                      (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Although  the  Company   expects  to  report  an  increase  in
                  systemwide sales of approximately 23% in fiscal 1994 as compared to fiscal 1993, the Company anticipates reporting a net loss for fiscal 1994 of approximately $46 million as compared to a net loss for 1993 or approximately $15 million. The change of approximately $31 million is primarily attributable to the combined effects of $29.6 million of Special Charges previously reported by the Company in its quarterly report on Form 10-Q for the fiscal quarter ended October 2, 1994, increased interest expense of approximately $16 million, and an increased, non-cash income tax provision of approximately $14 million in the fourth quarter to reduce deferred income tax assets to zero. The comparative impact of these factors is partially offset by the non- recurrence of the fiscal 1993 extraordinary loss on early extinguishment of debt of $12.6 million, a reduction of $7 million in the losses on disposal of a line of business as previously reported and an increase in operating income before the Special Charge of approximately $9 million.

                                COLOR TILE, INC.

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized:



Date:    April 3, 1995                      By:      /s/WILLIAM H. PAVONY
                                                     --------------------
                                Vice President,
                                                     Chief Financial Officer